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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66025

SEC Mail Processing Section MAR 11 2021 Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Executions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Broadway, Ste 12J
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Pellicone 212-425-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLC
(Name – *if individual, state last, first, middle name*)

5 West 37th St. 4th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert A. Pellicone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Executions, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

DONNA JEAN FLOOD
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. # 01FL6131584
COMM. EXP. 08/08/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Hamilton Executions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Executions, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates, LLP

We have served as the Company's auditor before 2012.

New York, New York

March 2, 2021

HAMILTON EXECUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 375,772
Commissions receivable	1,416,141
Due from clearing broker	142,793
Fixed assets (net of accumulated depreciation of $74,106)	48,697
Other assets	64,657
TOTAL ASSETS	2,048,060

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 135,316
Accounts payable and accrued expenses	233,410
PPP Loan Payable	348,950
TOTAL LIABILITIES	717,676
Members' equity	1,330,384
TOTAL LIABILITIES AND MEMBERS' EQUITY	2,048,060

The accompanying notes are an integral part of these financial statements.

HAMILTON EXECUTIONS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITY

Organization

Hamilton Executions L.L.C. (the "Company") was organized as a limited liability company in the State of New Jersey in June 2003. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of NYSE American and Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company's business is that of an NYSE American floor broker. Commission income is earned by the Company on security transactions which it executes on the NYSE American floor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("US GAAP").

Revenue Recognition

The company recognizes revenue at time of billing. Customers are invoiced monthly for each individual securities transaction as per written and negotiated agreements which may differ for each customer.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of three to seven years for book purposes. Accelerated methods may be used for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has several cash accounts at major financial institutions to mitigate its risk for balances that exceed the FDIC limit of $250,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement and Disclosure* bears no material effect on these financial statements.

NOTE 3 - RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $798,983 which was $774,401 in excess of its required net capital of $24,582. The Company's net capital ratio was 0.46 to 1.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following:

Computers	$ 71,518
Furniture and fixtures	36,675
Office equipment	14,610
Total Fixed Assets	122,803
Less: Accumulated Depreciation	(74,106)
Net Fixed Assets	$ 48,697

The depreciation expense related to the fixed assets listed above for the year ended December 31, 2020 was $12,012. During 2020, an adjustment for additional depreciation expense of $103,478 was made to correct the accumulated depreciation as of January 1, 2020. In addition, the Company wrote off certain fixed assets in the amount of $459,785.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no office space lease commitments over 12 months. Also, the Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit as of December 31, 2020 or during the year then ended.

NOTE 7 - INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations. The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes with required an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provided guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the-more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2019, 2018, and 2017. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 8 - PPP Loan

During the year ended December 31, 2020, the Company applied for and received a Paycheck Protection Program Loan (commonly known as a PPP Loan) under the Cares Act of 2020 in the amount of $348,950. The loan bears interest at a rate of 1% per annum and the maturity is April 17, 2022. The Company believes such loan shall be fully forgiven in accordance with its terms, however, such forgiveness has not yet been received and therefore such amount is considered a liability as of December 31, 2020.

NOTE 9 - OFF BALANCE SHEET RISK

The Company's business line is such that it is not necessary to have a clearing agreement pursuant to industry regulations. However, The Company does have a clearing agreement with Vision Financial Markets for the exclusive use of clearing any errors that may occur in the normal course of business. Therefore, there is no off- balance sheet risk.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Effective January 1, 2004, the Company adopted the Hamilton Executions L.L.C. 401(k) Profit Sharing Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan was amended in July 2006. Under the terms of the 401(k) Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the 401 (k) Plan. Employees who have attained the age of 21 and have completed 30 days of service are eligible to participate in the 401(k) Plan. Additional contributions to the 401(k) Plan may also be made by the Company, at the discretion of management. For the year ended December 31, 2020, no contributions were made to the 401(k) Plan.

NOTE 11 - GUARANTEES

FASB ASC 460-10, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2020 or during the year then ended.

NOTE 11 - GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of the NYSE American. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

HAMILTON EXECUTIONS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020
(continued)

NOTE 12 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 2, 2021, thc datc the financials were available to be released. No events have been identified which require disclosure in these financial statements.